FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2002

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)]

Form 20-F [ ✓ ]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [ ✓ ]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 23rd December, 2002	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

Friday, 20 December 2002

NATIONAL BANK OF GREECE S.A.

Announcement to the Athens Stock Exchange

     National Bank of Greece announces that on Friday, 20 December 2002, Decision No. K2-15554/20.12.02 of the Minister of Development, whereby the merger via absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece was approved, was registered with the Ministry’s Register of Sociétés Anonymes, while ETEBA was deleted from the said Register, on the basis of the following exchange ratio: Each shareholder of ETEBA shall exchange 10 common registered shares of ETEBA for 3 new shares of National Bank of Greece of a par value of €4.50 per share. The shareholders of National Bank of Greece shall maintain the same number of shares as previously. As of Monday 23 December 2002 the shares of ETEBA shall cease to be traded on the Athens Stock Exchange. Following approval by the Board of the Athens Stock Exchange of the Prospectus prepared for the said merger, the date on which the new shares will be credited to the accounts of the old shareholders of ETEBA shall be announced in the press. The date and other details regarding the payment of the proceeds from the sale of fractional rights to the respective beneficiaries shall be announced through the press also. For further information, shareholders may contact the Shareholders’ Department during office hours, at tel. (30) 210-3343414, 16, 24, 26, 27, 28, 94.      .